Writer's Direct Line: 858-720-8942
jhentrich@sheppardmullin.com

April 13, 2009

VIA ELECTRONIC MAIL

Celeste Murphy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

  Re:
  Bridgepoint Education, Inc.
  Amendment No. 6 to Registration Statement on Form S-1
  Filed April 13, 2009
  File No. 333-156408

Dear Ms. Murphy:

        On behalf of Bridgepoint Education, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 6 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 6 to the Registration Statement ("Amendment No. 6") contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated April 8, 2009. Set forth below are the Company's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

        Concurrently with the transmission of this correspondence via IDEA, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 6. The marked copies show changes made since the filing of Amendment No. 5 to the Registration Statement, filed on April 1, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Settlement of stockholder dispute, page 52

1.
We note your disclosure on page 52 that you have agreed to amend the Amended and Restated Registration Rights Agreement dated January 9, 2009 to, among other things, change the allocation of shares of common stock to be sold in this offering. Please file the amended agreement as an exhibit to your registration statement.

  Response:    The Company filed the Amended and Restated Registration Rights Agreement dated January 9, 2009 ("Registration Rights Agreement"), as amended by Amendment No. 1 to Registration Rights Agreement dated March 29, 2009 ("Amendment No. 1"), as Exhibit 4.4 to Amendment No. 4 to the Registration Statement, filed on March 30, 2009. Amendment No. 1 appears at the end of that exhibit.

  The Company supplementally advises the Staff that the Registration Rights Agreement was further amended by (i) Amendment No. 2 to the Registration Rights Agreement dated April 3, 2009, which permits Lisa Vande Pol, an assignee of "Registrable Securities" from David Vande Pol, to participate in the offering and (ii) Amendment No. 3 to the Registration Rights Agreement dated April 9, 2009, which permits NCCF Support, Inc. (as nominee of the Seattle Christian Foundation), an assignee of "Registrable Securities" from Wayne Clugston, to participate in the offering. These two amendments appear at the end of Exhibit 4.4 to Amendment No. 6 to the Registration Statement.

2.
We note your revised disclosure in the table on page 138. We note that you disclose that your directors and executive officers as a group includes 13 persons, but you have disclosed 14 persons listed under Directors and Executive Officers heading. Also, we note that 2,025,000 shares may be sold in Over-Allotment by your directors and executive officers as a group, but such amount has not been listed next to any individual director or executive officer.

  Response:    The Company has revised the disclosures noted in the Staff's comment (i) to indicate that there are 14 persons included in "directors and executive officers as a group," and (ii) to clarify that the 2,025,000 shares to be sold in the over-allotment by "directors and executive officers as a group" is a reference to the shares being sold by Warburg Pincus in the over-allotment, which shares may be deemed to be beneficially owned by the directors affiliated with Warburg Pincus, Adarsh Sarma and Patrick T. Hackett. See pages 138-142 of Amendment No. 6 to the Registration Statement.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours,

John J. Hentrich

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc:
Andrew S. Clark
Daniel J. Devine
Kris F. Heinzelman, Esq.
Robert L. Wernli Jr., Esq.